15045502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

SEC MAIL PROCESSING RECEIVED FEB 23 2015 WASH., D.C. 201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Lege 404-439-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree St., Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Annette Lege, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Capital Markets, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

RONALD BRYAN
MY COMMISSION EXPIRES
NOV. 20 2016
GWINNETT CO., GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Capital Markets, Inc.
Statement of Financial Condition
December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

Invesco Capital Markets, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors of Invesco Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Invesco Capital Markets, Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

Invesco Capital Markets, Inc.
Statement of Financial Condition
December 31, 2014

(in thousands of dollars, except share data)

Assets	
Cash and cash equivalents	36,989
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	11,416
Financial instruments owned, at fair value	3,419
Receivable from customers	39,185
Receivable from brokers, dealers and clearing organizations	50,064
Loan due from parent	40,068
Fees, interest and other receivables	36
Goodwill	1,500
Intangible assets, net	24,723
Other assets	239
Total Assets	$ 207,639
Liabilities and Stockholder's Equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	1,419
Due to affiliated companies	5,007
Payables to customers	46,061
Payables to brokers, dealers and clearing organizations	43,930
Deferred tax liabilities, net	7,989
Other liabilities and accrued expenses	1,352
Total liabilities	105,758
Stockholder's equity:	
Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)	250
Additional paid-in capital	61,503
Retained earnings	40,128
Total stockholder equity	101,881
Total liabilities and equity	$ 207,639

The accompanying notes are an integral part of this statement of financial condition

(in thousands of dollars)

1. Organization and Description of Business

Invesco Capital Markets Inc. (the "Company"), is a Delaware corporation and a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Invesco Advisers, Inc. ("IAI"). IAI is owned by Invesco North America Holdings, Inc. ("INAH"), which is owned by Invesco Management Group, Inc. ("Management"), which is owned by IVZ UK Limited ("Limited"), which in turn is owned by Invesco Group Services, Inc. ("IGS"), which is owned by IVZ, Inc. ("IVZ"), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The Company is a sponsor of Unit Investment Trusts ("UITs"). The Company also introduces transactions on a fully disclosed basis for affiliated products including the Invesco Funds to which IAI is the investment adviser.

As introducing broker, the Company trades equity securities solely on an agency basis and does not hold positions in these securities on behalf of the affiliated products. A third-party clearing firm provides custodial and clearing services to the Company for these transactions.

2. Summary of Significant Accounting Policies

Basis of Financial Information

This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and in the opinion of management reflects all adjustments necessary for a fair statement of financial condition.

All amounts reflected in this statement of financial condition are presented in thousands of dollars except where indicated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Consolidations

UITs are classified as variable interest entities; as such the Company's policy is to consolidate UITs when the Company is the primary beneficiary. The Company consolidated and subsequently deconsolidated UITs during the period which has no material impact on the Company's statement of financial condition. There were no consolidated UITs as of December 31, 2014.

(in thousands of dollars)

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes cash segregated in compliance with federal and other regulations and represents the clearing fund requirement held with the National Securities Clearing Corporation ("NSCC") and Depository Trust & Clearing Corporation ("DTCC"). It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. Additionally, a deposit with a third party broker/dealer providing custodial and clearing services is included, and a proprietary accounts of introducing brokers ("PAIB") agreement has been executed with this third-party broker.

Financial Instruments and Fair Value
Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs may vary from product to product and may be affected by a wide variety of factors, such as; the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(in thousands of dollars)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 (Note 4). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 4 for product-specific valuation techniques.

Financial Instruments Measured at Fair Value
All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and holds various debt and equity securities to be used in a trust. The Company transfers the securities to the trust and receives a beneficial interest in the trust backed by the securities, or UITs. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the UITs from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the statement of financial condition. The Company classifies the units of UITs received from the trust within financial instruments owned, at fair value.

Receivables and Payables – Customers
Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations
Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

Related Party Transactions
Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI on September 16, 2013, allowing the Company to lend up to $50,000 to IAI. During the period, the Company executed a loan of $10,000 to IAI, and as of December 31, 2014, the Company has executed $40,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate

(in thousands of dollars)

of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $68 is included in the Company's Statement of Financial Condition.

Distribution Costs
The sale of Company-sponsored UITs that involve a deferred sales charge and creation and development fee for specific trusts, results in receivables which are due to the Company from the UITs. The Company sells the deferred sales charge and creation and development fee receivables to IVZ at cost.

Due to Affiliates
Amounts due to affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany activity.

Goodwill
Goodwill represents the premium paid above cost by the Company as a result of a previous acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more often if events or circumstances indicate that impairment may exist. ASU 2011-08 allows the option to first qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company did not utilize this option in 2014 and performed a quantitative impairment test. The impairment test for goodwill consists of a two-step approach, which is performed at the reporting unit level. If the carrying amount of the reporting unit exceeds its fair value (the first step of the goodwill impairment test), then the second step is performed to determine if goodwill is impaired and to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to that excess. The principal method of determining fair value of the reporting unit is an income approach where estimated future cash flows are discounted to arrive at a single present value amount.

The Company has determined that there is one operating and reportable segment. The Company evaluated the components of its business and has determined that it has one reporting unit for purposes of goodwill impairment testing.

Intangible Assets
Intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date). If they are definite-lived, the intangible assets are amortized and recorded as operating expenses on a straight-line basis over their useful lives, which reflects the pattern in which the economic benefits are realized.

The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. A change in the useful life of an intangible asset could have a significant impact on the Company's amortization expense. The Company evaluates the useful life determination for intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life or an indication of impairment.

(in thousands of dollars)

Definite-lived intangible assets are reviewed quarterly for impairment or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e. carrying amount exceeds the sum of the fair value of the intangible).

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2014.

Concentration of Credit Risk
The Company is engaged in brokerage activities in which counterparties primarily include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers (ASU 2014-09)", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is not permitted. The Company is currently evaluating the potential impact on its Financial Statements and Supplemental Information, as well as the available transition methods.

3. Cash Deposited With Clearing Organizations or Segregated

The Company has cash deposited with clearing organizations of $10,416, as well as segregated cash of $1,000, at December 31, 2014.

4. Fair Value Disclosure

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

(in thousands of dollars)

Cash Equivalents
Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

Municipal Securities
Municipal securities are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Corporate Equities
The Company temporarily holds investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

UITs
The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial Instruments Sold, Not Yet Purchased, and Derivative Assets and Liabilities
The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk.

Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's statement of financial condition. Fair values of derivative contracts in a liability position are included in unrealized depreciation on derivative contracts in the Company's statement of financial condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. treasury security positions. These transactions are recorded as financial instruments sold, not yet purchased and are included in financial instruments sold, not yet purchased, at fair value in the

(in thousands of dollars)

Company's statement of financial condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

The following table presents, for each of the hierarchy levels described above, the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the statement of financial condition as of December 31, 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurements
Assets				
Cash equivalents	$ 33,188	$ -	$ -	$ 33,188
Financial instruments owned:				
Municipal securities	-	462	-	462
Corporate equities	1,386	-	-	1,386
UITs				
Fixed income	716	-	-	716
Equity	855	-	-	855
Total cash equivalents and financial instruments owned	$ 36,145	$ 462	$ -	$ 36,607
Liabilities				
Financial instruments sold, not yet purchased:				
Corporate equities	$ (1,415)	$ -	$ -	$ (1,415)
Derivative contracts	(4)	-	-	(4)
Total financial instruments sold, not yet purchased	$ (1,419)	$ -	$ -	$ (1,419)

The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during 2014. The Company had no Level 3 assets and liabilities measured at fair value on a recurring basis for the period ended December 31, 2014.

5. Goodwill

The annual impairment review performed on October 1, 2014 determined that no impairment existed at the review date.

(in thousands of dollars)

6. Intangible Assets

The following table presents the major classes of the Company's intangible assets at December 31, 2014:

	Weighted Average Amortization Period (years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	12.0	$ 40,000	$ (15,277)	$ 24,723
Total		$ 40,000	$ (15,277)	$ 24,723

Customer relationships primarily relate to UIT-specific distribution relationships that exist with third-party brokers. The intangible asset is amortized and recorded as an operating expense on a straight-line basis over its useful life of 12 years, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. Management reviewed performance noting no indicators of impairment.

7. Income Taxes

Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 38% due primarily to the effect of nontaxable revenues, nondeductible expenses and state taxes. The deferred tax asset of $1,176 primarily relates to the timing of deductibility of deferred compensation for federal tax purposes. The deferred tax liability of $9,165 primarily relates to the timing of deductibility of amortization on the Company's intangible assets.

A reconciliation of the Company's net deferred tax liability is shown in the table below:

Deferred tax assets	1,176
Deferred tax liabilities	(9,165)
Net deferred tax liability	$ (7,989)

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2007.

8. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including certain derivative products (e.g., futures). The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

(in thousands of dollars)

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2014.

	Assets at December 31, 2014	
	Fair Value	**Notional**
Derivatives not designated as accounting hedges:		
Futures contracts	$ 9	$ 796
	$ 9	$ 796

9. Commitments and Contingencies

Underwriting Commitments and Letters of Credit

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. As of December 31, 2014, there were $12 of outstanding net purchase commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. As of December 31, 2014, approximately $12 was outstanding under these agreements with expiration dates ranging from March 12, 2015 through March 23, 2015. The Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants.

Legal

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims, if any, will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2014 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions, if any, arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate.

10. Regulatory Requirements

The Company is a registered broker/dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and FINRA. Under these rules the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2014, the Company's Net Capital was $39,761 which exceeded required net capital of $250 by $39,511.

(in thousands of dollars)

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

11. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 20, 2015, which is the date the financial statements were issued. No subsequent events were noted in management's evaluation which would require disclosure.

Invesco
Two Peachtree Pointe
1555 Peachtree Street, NE
Atlanta, Georgia 30309

404 892 0896
www.invesco.com

February 20, 2015

Invesco Capital Markets, Inc.'s Compliance Report

Invesco Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the period June 1, 2014 to December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Invesco Capital Markets, Inc.

I, Annette Lege, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Annette Lege
Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Invesco Capital Markets, Inc.

We have examined Invesco Capital Markets, Inc.'s assertions, included in the accompanying Invesco Capital Markets, Inc.'s Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014 and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert

compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Invesco Capital Markets, Inc.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Invesco Capital Markets, Inc.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 20, 2015

Invesco